EXHIBIT 2

The Company and Rhythm and Hues, Inc.(R&H) sign MOU

Date of events: 2012/11/21

Contents:

1.Date of occurrence of the event:2012/11/21

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom plans to develop the CAVE (Cloud for Animation and Visual Effects) market. Through the alliance with R&H, Chunghwa expects to leverage its information and communication technologies (ICT) with R&H’s key visual effects technologies to explore the CAVE business opportunities.

6.Countermeasures: None

7.Any other matters that need to be specified: Chunghwa Telecom and R&H agreed in the memo:1.To collaborate to achieve CAVE R&D goals. 2. To set up a joint venture to explore business opportunities.